UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Hostess Brands, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

382866101
(CUSIP Number)

C. Dean Metropoulos
Chairman and Chief Executive Officer of Metropoulos & Co.
200 Greenwich Avenue
Greenwich, Connecticut 06830
Fax: (203) 629-6660

With a copy to:
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY  10019-6064
Attention: John C. Kennedy
Fax: (212) 757-3990
Email: jkennedy@paulweiss.com

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act  (however, see the Notes).

CUSIP No. 382866101	SCHEDULE 13D	Page 2 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON C. Dean Metropoulos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,003,539(1)
	8	SHARED VOTING POWER 9,455,184(2)
	9	SOLE DISPOSITIVE POWER 1,003,539(1)
	10	SHARED DISPOSITIVE POWER 9,455,184(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,458,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%(3)
14	TYPE OF REPORTING PERSON IN

1 Represents the 1,003,539 shares of Class A Common Stock (as defined in the Statement) of the Issuer owned directly by Mr. Metropoulos in his individual capacity, which includes (i) 1,000,000 shares of Class A Common Stock that would result from the exercise of 2,000,000 warrants of the Issuer entitling the holder thereof to purchase one-half of one share of Class A Common Stock at an exercise price of $5.75 per half share (the “Warrants”) held by Mr. Metropoulos and (ii) 3,539 shares of Class A Common Stock represented by 3,539 restricted stock units of the Issuer entitling the holder thereof to the right to receive shares of Class A Common Stock on a one-for-one basis.
2 Represents 9,455,184 Units (as defined herein) that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement (as defined in the Statement), that may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest, LLC and each of its series.  Mr. Metropoulos also has an indirect pecuniary interest in 1,935,644 of such Units.
3 All ownership percentages set forth in this Schedule 13D are calculated using a denominator of 130,323,655, the sum of (i) 109,323,871 shares of Class A Common Stock outstanding as of August 6, 2019, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 6, 2019, (ii) 1,000,000 shares of Class A Common Stock that the Reporting Persons (as defined in the Statement) would receive in the event all of the Warrants beneficially owned by the Reporting Persons were exercised and no other outstanding Warrants are exercised and (iii) 20,999,784 shares of Class A Common Stock that would result in the event all of issued and outstanding shares of the Issuer’s Class B common stock, par value $0.0001 per share (the “Class B Common Stock”) and an equivalent number of Class B Units in Hostess Holdings L.P. (the “Class B Units” and, together with the Class B Common Stock, the “Units”) beneficially owned by the Reporting Persons were exchanged for shares of Class A Common Stock at the current exchange rate of one share of Class A Common Stock per one Unit.

CUSIP No. 382866101	SCHEDULE 13D	Page 3 of 6

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hostess CDM Co-Invest, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,455,184(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,455,184(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,455,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3%
14	TYPE OF REPORTING PERSON OO

4 Represents 9,455,184 Units that are exchangeable for shares of Class A Common Stock of the Issuer, on a one-for-one basis, in accordance with the terms and subject to the restrictions set forth in the Exchange Agreement, which are directly owned by Hostess CDM Co-Invest, LLC and may be deemed to be beneficially owned by Mr. Metropoulos in his capacity as the managing member of Hostess CDM Co-Invest, LLC. Mr. Metropoulos also has an indirect pecuniary interest in 1,935,644 of such Units.

CUSIP No. 382866101	SCHEDULE 13D	Page 4 of 6

Item 1.	Security and Issuer.

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on November 14, 2016, as amended by Amendment No. 1, dated April 24, 2017, Amendment No. 2, dated May 20, 2019, and Amendment No. 3, dated August 15, 2019  (the “Statement”), relating to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Hostess Brands, Inc. (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

As of September 13, 2019, as reflected in this Amendment, the Reporting Persons beneficially owned 10,458,723 shares of Class A Common Stock (the “Subject Shares”), representing approximately 8.0% of the issued and outstanding Class A Common Stock.

Item 2.	Identity and Background.

No material change.

Item 3.	Source or Amount of Funds or Other Consideration.

No material change.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On September 13, 2019, Hostess CDM Co-Invest, LLC entered into a pre-arranged stock trading plan with J.P. Morgan Securities LLC (“JPMS”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “10b5-1 Plan”). The description of the 10b5-1 Plan set forth in Item 6 below is incorporated herein by reference in its entirety.

The transactions contemplated by the 10b5-1 Plan will result in the disposition of securities of the Issuer.

CUSIP No. 382866101	SCHEDULE 13D	Page 5 of 6

Item 5.	Interest in Securities of the Issuer.

No material change.
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby supplemented as follows:
10b5-1 Plan
Pursuant to the 10b-5-1 Plan, JPMS may sell up to 3,000,000 shares of Class A Common Stock beneficially owned by Hostess CDM Co-Invest, LLC. All sales under the 10b5-1 Plan are to be made in the discretion of JPMS and in accordance with the terms, conditions and restrictions of the 10b5-1 Plan. Pursuant to the 10b5-1 Plan, sales will commence on September 20, 2019 and will continue until September 12, 2020 or until all of the shares of Class A Common Stock to be sold under the 10b5-1 Plan are sold or the 10b5-1 Plan is otherwise terminated.
Item 7.  Material to Be Filed as Exhibits.

Not applicable.

CUSIP No. 382866101	SCHEDULE 13D	Page 6 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 13, 2019

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary

Exhibit A

JOINT FILING AGREEMENT

Pursuant to Rule 13(d)-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned acknowledges and agrees that the foregoing statement on Schedule 13D is filed on behalf of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of the undersigned without the necessity of filing additional joint acquisition statements. Each of the undersigned acknowledges that it shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated as of September 13, 2019
[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the date first set forth above.

C. DEAN METROPOULOS

/s/ C. Dean Metropoulos

HOSTESS CDM CO-INVEST, LLC

By:	/s/ Michael Cramer
Name:	Michael Cramer
Title:	President and Secretary